VP 3-6-03

**AMD 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

03011160

| SEC FILE NUMBER |
|---|
| 8- 49511 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**LEVCO Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One Rockefeller Plaza
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Norris Nissim** **(212) 332-8437**
(Area Code – Telephone No.)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL RECEIVED FEB 27 2003 WASH. D.C. 165

**CHECK ONE:**
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, John A. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LEVCO Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# STATEMENT OF FINANCIAL CONDITION

LEVCO Securities, Inc.

Year ended December 31, 2002
with Report of Independent Auditors

# LEVCO Securities, Inc.

## Statement of Financial Condition

December 31, 2002

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Stockholder of
LEVCO Securities, Inc.

We have audited the accompanying statement of financial condition of LEVCO Securities, Inc. (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LEVCO Securities, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 24, 2003

# LEVCO Securities, Inc.

## Statement of Financial Condition

December 31, 2002

| | |
|---|---|
| **Assets** | |
| Cash equivalents | $ 43,405 |
| Receivable from clearing broker | 121,483 |
| Due from affiliate | 320,703 |
| Total assets | $ 485,591 |
| | |
| **Liabilities and stockholder's equity** | |
| | |
| Total liabilities | $ – |
| | |
| Stockholder's equity: | |
| Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding | 10 |
| Additional paid-in capital | 149,991 |
| Retained earnings | 335,590 |
| Total stockholder's equity | 485,591 |
| Total liabilities and stockholder's equity | $ 485,591 |

*See notes to statement of financial condition.*

LEVCO Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

**1. Organization**

LEVCO Securities, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware in June 1996 and commenced operations on June 28, 1996. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company generates commissions by introducing customer securities transactions to a third-party clearing broker-dealer whereby that broker-dealer clears transactions for the Company's customers on a fully-disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company is a wholly-owned subsidiary of John A. Levin & Co., Inc. (which is wholly-owned by Levin Management Co., Inc. "LMC")), which in turn is a wholly-owned subsidiary of BKF Capital Group, Inc. ("BKF" or the "Parent").

**2. Significant Accounting Policies**

The Company considers money market funds and United States Treasury Bills with maturities at acquisition of less than three months to be cash equivalents.

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

**3. Income Tax Allocation**

The Company is included in the consolidated federal, state and local income tax returns filed by BKF. Income taxes accrued are offset against other amounts due from LMC and is included in due from affiliate in the statement of financial condition.

## 4. Receivable from Clearing Broker

The Company acts as an introducing broker and all transactions for its customers are cleared through and carried by a major U.S. securities firm on a fully disclosed basis. The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In the ordinary course of its business, the Company does not accept orders with respect to client accounts if the funds required for the client to meet its obligations are not on deposit in the client account at the time the order is placed. In the event the customer is unable to fulfill its contracted obligation to the clearing broker, the Company may be exposed to off-balance sheet risk.

## 5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital, as defined, of $169,020, which was $159,020 in excess of its required minimum net capital.

## 6. Related Party Transactions

The Company has a management services arrangement with LMC whereby LMC provides all services to the Company including, among other things, employee services, office space, equipment and administrative support. The agreement may be terminated by either party upon 90 days' notice. Due from affiliate represents an unsecured advance to LMC which the Company plans to offset against future management service expenses charged by LMC or will declare a dividend to the Parent in 2003.

The Company earns substantially all of its commission revenues from certain investment advisory accounts of John A. Levin & Co., Inc.